
September 22, 2023

Kelly Frey, Sr.
Chief Executive Officer
Worldwide Stages, Inc.
5000 Northfield Lane
Spring Hill, TN 37174

> **Re: Worldwide Stages, Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed September 20, 2023**
> **File No. 024-12301**

Dear Kelly Frey:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp at 202-551-3861 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Gary Brown